JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 10, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 33-103022; 811-21295 – Post-Effective Amendment No. 270

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the JPMorgan Emerging Markets Corporate Debt Fund (the “Fund”) on July 1, 2013. The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on July 31, 2013 pursuant to the Rule.

Main Investment Strategies

1.	Comment: Please identify whether the Fund employs any dollar weighted average maturity strategy as a principal strategy of the Fund.

Response: The Fund does not employ a dollar weighted average maturity strategy as a principal strategy.

Main Risks

2.	Comment: Does the Fund invest in longer maturity bonds? If so, disclose the risks associated with investing in longer maturity bonds.

Response: The following will be added to “Interest Rate Risk:”

Securities with greater interest rate sensitivity and longer maturities tend to produce higher yields, but are subject to greater fluctuations in value.

3.	Comment: Please disclose the risk associated with potential rising interest rates given the current low interest rate environment.

Response: The following will be added to “Interest Rate Risk:”

Given the historically low interest rate environment, risks associated with rising rates are heightened.

In connection with your review of the Post-Effective Amendments No. 270 filed by the Trust on May 17, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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